Chubb Group of Insurance Companies

15 Mountain View Road, Warren, New Jersey 07059

DECLARATIONS
FINANCIAL INSTITUTION INVESTMENT COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its **Subsidiaries**):

MORGAN CREEK CAPITAL MANAGEMENT, LLC
301 W. BARBEE CHAPEL RD
CHAPEL HILL, NC 27517

Bond Number: 82268544

FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana
a stock insurance company herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on October 3, 2015
to 12:01 a.m. on October 3, 2016

ITEM 2. LIMITS OF LIABILITY–DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. **There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.**

INSURING CLAUSE		SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1.	Employee	$ 1,275,000	$ 25,000
2.	On Premises	$ 1,275,000	$ 25,000
3.	In Transit	$ 1,275,000	$ 25,000
4.	Forgery or Alteration	$ 1,275,000	$ 25,000
5.	Extended Forgery	$ 1,275,000	$ 25,000
6.	Counterfeit Money	$ 1,275,000	$ 25,000
7.	Threats to Person	$ 1,275,000	$ 25,000
8.	Computer System	$ 1,275,000	$ 25,000
9.	Voice Initiated Funds Transfer Instruction	$ 1,275,000	$ 25,000
10.	Uncollectible Items of Deposit	$ 1,275,000	$ 25,000
11.	Audit Expense	$ 50,000	$ 1,000

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

14-02-9228 17-02-0735icap 17-02-1453 17-02-1582 17-02-2437 17-02-6272 17-02-6282

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

Maureen A. Brundage
Secretary

Paul J. Krump
President

Countersigned by October 27, 2015

Effective date of
this endorsement/rider: October 3, 2015

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 1

To be attached to and
form a part of Policy No. 82268544

Issued to: MORGAN CREEK CAPITAL MANAGEMENT, LLC

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No: 2

Bond Number: 82268544

NAME OF ASSURED: GLOBAL EQUITY LONG SHORT MASTER FUND

PREMIUM ENDORSEMENT

It is agreed that:

1.   The premium for this Bond for the period October 3, 2015 to October 3, 2016 is:

Premium: Eight Thousand Five Hundred Seventy Dollars and 00/100   ($8,570.00)

2.   It is further agreed that this premium is subject to change during this period if amendments are made to this Bond at the request of the ASSURED.

This Endorsement applies to loss discovered after 12:01 a.m. on October 3, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 27, 2015   By _____
                                                              Authorized Representative

ICAP Bond
Form 17-02-0735 (Rev. 1-97)

NAME OF ASSURED: MORGAN CREEK CAPITAL MANAGEMENT, LLC

NORTH CAROLINA AMENDATORY ENDORSEMENT

It is agreed that this Bond is amended by deleting paragraph d. in its entirety from Section 7., Notice to Company-Proof-Legal Proceedings Against Company, and substituting the following:

"g.   Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of thirty-six (36) months from the discovery of such loss."

This Endorsement applies to loss discovered after 12:01 a.m. on October 3, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 27, 2015   By _____
                                                        Authorized Representative

State Amendatory-General Use
Form 17-02-1453 (Ed. 1-97)

FEDERAL INSURANCE COMPANY

Endorsement No. 4

Bond Number: 82268544

NAME OF ASSURED: MORGAN CREEK CAPITAL MANAGEMENT, LLC

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. **There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company.**

INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1. Employee	$ 1,275,000	$ 25,000
2. On Premises	$ 1,275,000	$ 25,000
3. In Transit	$ 1,275,000	$ 25,000
4. Forgery or Alteration	$ 1,275,000	$ 25,000
5. Extended Forgery	$ 1,275,000	$ 25,000
6. Counterfeit Money	$ 1,275,000	$ 25,000
7. Threats to Person	$ 1,275,000	$ 25,000
8. Computer System	$ 1,275,000	$ 25,000
9. Voice Initiated Funds Transfer Instruction	$ 1,275,000	$ 25,000
10. Uncollectible Items of Deposit	$ 1,275,000	$ 25,000
11. Audit Expense	$ 50,000	$ 1,000
12. Claim Expense	$ 50,000	$ 1,000

This Endorsement applies to loss discovered after 12:01 a.m. on October 3, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 27, 2015   By   _____
                                                              Authorized Representative

Effective date of
this endorsement/rider: October 3, 2015   **FEDERAL INSURANCE COMPANY**

Endorsement/Rider No.   5

To be attached to and
form a part of Bond No.   82268544

Issued to: MORGAN CREEK CAPITAL MANAGEMENT, LLC

——

DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1.   The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.

2.   The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:

   If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured **Investment Companies** and the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No: 6

Bond Number: 82268544

NAME OF ASSURED: MORGAN CREEK CAPITAL MANAGEMENT, LLC

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

>   Morgan Creek Global Equity Long Short Fund
>   Morgan Creek Global Equity Long Short
>   Institutional Fund
>   Morgan Creek Tactical Allocation Fund

This Endorsement applies to loss discovered after 12:01 a.m. on October 3, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 27, 2015   By _____
                                                    Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No.: 7

Bond Number: 82268544

NAME OF ASSURED: MORGAN CREEK CAPITAL MANAGEMENT, LLC

CLAIMS EXPENSE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1. By adding the following INSURING CLAUSE:

   12. Claims Expense

       Reasonable expense incurred by the ASSURED, solely for independent firms or individuals to determine the amount of loss where:

       (1) the loss is covered under the Bond, and

       (2) the loss is in excess of the applicable DEDUCTIBLE AMOUNT.

2. Under General Exclusions-Applicable To All Insuring Clauses, Section 2.f. does not apply to loss covered under this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on October 3, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 27, 2015

By [signature]
Authorized Representative

ICAP Bond
Form 17-02-6282 (Ed. 11-04)

FEDERAL INSURANCE COMPANY

Endorsement No: 8

Bond Number: 82268544

NAME OF ASSURED: MORGAN CREEK CAPITAL MANAGEMENT, LLC

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Morgan Creek Capital Management LLC

This Endorsement applies to loss discovered after 12:01 a.m. on October 3, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 20, 2015   By _____
                                              Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No.: 9

Bond Number: 82268544

NAME OF ASSURED: MORGAN CREEK CAPITAL MANAGEMENT, LLC

DELETE AN ENDORSEMENT

It is agreed that this Bond is amended by deleting Endorsement Number(s) 6 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on October 3, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 20, 2015   By _____
                                                    Authorized Representative

NAME OF ASSURED: MORGAN CREEK CAPITAL MANAGEMENT, LLC

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

Morgan Creek Global Equity Long Short Institutional Fund
Morgan Creek Tactical Allocation Fund

This Endorsement applies to loss discovered after 12:01 a.m. on October 3, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 20, 2015   By _____
                                                                                    Authorized Representative

---

DELETE AN ENDORSEMENT

It is agreed that this Bond is amended by deleting Endorsement Number(s) 2 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on October 3, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 20, 2015   By _____
                                                                         Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No: 12

Bond Number: 82268544

NAME OF ASSURED: Morgan Creek Capital Management, LLC

PREMIUM ENDORSEMENT

It is agreed that:

1.   The premium for this Bond for the period October 3, 2015 to October 3, 2016 is:

      Premium: Eight Thousand Five Hundred Seventy Dollars and 00/100 ($8,570.00)

2.   It is further agreed that this premium is subject to change during this period if amendments are made to this Bond at the request of the ASSURED.

This Endorsement applies to loss discovered after 12:01 a.m. on October 3, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 20, 2015   By _____
                                                                              Authorized Representative

ICAP Bond
Form 17-02-0735 (Rev. 1-97)

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents ("producers"). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

ALLOCATIONS OF FIDELITY BOND

<u>PREMIUMS AND RECOVERIES</u>

AGREEMENT dated the 31st day of August, 2015 among Morgan Creek Global Equity Long/Short Institutional Fund and Morgan Creek Tactical Allocation Fund (each a "Fund", and collectively "Funds"):

WHEREAS, each Fund is a named insured under certain fidelity bond coverage written by Federal Insurance Company (the "Insurer") in the aggregate amount of $1,275,000 as of the date of this Agreement (the "Fidelity Bond"), which Fidelity Bond is intended to be in full compliance with Rule 17g-1 under the Investment Company Act of 1940; and

WHEREAS, the Funds desire to enter into an agreement in order to meet the requirements of Rule 17g-1(f) and to assure that premiums on the Fidelity Bond and any recovery received under the Fidelity Bond are allocated in a fair and equitable manner;

NOW, THEREFORE, the Funds do hereby agree as follows:

1.   The premium payable on the Fidelity Bond by each Fund shall be allocated based on the proportional assets of each Fund (such allocation to be consistent with the amount of premium that would have been payable by each Fund had each Fund separately obtained a fidelity bond equal to the minimum bond required under Rule 17g-1(d) based upon their respective gross assets as of the most recent quarter ended).

2.   In the event that the claims of loss are so related that the Insurer is entitled to assert that the claims must be aggregated with the result that the total amount payable on such claims is limited to the face amount of the Fidelity Bond, the following rules for determining, as among the Funds, the priorities for satisfaction of the claims under the Fidelity Bond shall apply:

A. First, all claims of each Fund which have been duly proven and established under the Fidelity Bond shall be satisfied up to the minimum amount of the Fidelity Bond, as determined pursuant to paragraph 1 hereof, required for such Fund, so that each Fund shall receive an amount equal to the amount which it would have otherwise received had it provided and maintained a single insured bond under Rule 17g-1(d); and

B. Second, the remaining amount of insurance, if any, shall then be applied to claims of the Fund in proportion to the total of the unsatisfied amount of the claims of each Fund.

3. If in the future any additional series of any Fund is created (an "Additional Fund"), and if the Insurer is willing to add the Additional Fund as a named insured under the Fidelity Bond provided the amount of the Fidelity Bond is increased by an amount not less than the amount which would have been required for the Additional Fund to obtain a separate bond under Rule 17g-1(d), and upon giving written notice to each of the Funds, such Additional Fund shall become subject to this Agreement.

IN WITNESS WHEREOF, each of the Funds has caused this Agreement to be executed by its duly authorized officer as of the date first above written.

Morgan Creek Global Equity Long/Short Institutional Fund
Morgan Creek Tactical Allocation Fund

By: /s/ Mark W. Yusko
Name: Mark W. Yusko
Title: Chairman, President and Trustee

Secretary's Certificate

I, David James, Secretary of the Morgan Creek Global Equity Long/Short Institutional Fund and Morgan Creek Series Trust (the "Funds"), hereby certify that the following resolutions were adopted by the Board of Trustees who are not "interested persons" of the Funds, as that term is defined in the Investment Company Act of 1940, as amended (the "1940 Act") (each an "Independent Trustee" or collectively the "Independent Trustees"), at a meeting duly called and held on August 31, 2015, at which a quorum was present and acting throughout:

RESOLVED: That the Boards of Trustees, and by a separate vote, the Trustees who are not interested persons, as that term is defined in the Investment Company Act of 1940, as amended (the "1940 Act") (the "Independent Trustees"), determine that a fidelity bond in the aggregate amount of $1,275,000 (the "Bond"), in accordance with the requirements of Rule 17g-1 promulgated under Section 17(g) of the 1940 Act, is reasonable in form and amount, after having given due consideration to all factors considered by the Boards and Independent Trustees to be relevant including, among other things, the value of the aggregate assets of Morgan Creek Global Equity Long/Short Institutional Fund (the "Institutional Fund"), and Morgan Creek Series Trust (the "Open-End Fund," and with the Institutional Fund, the "Funds" or "Fund Complex") to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of the Fund Complex and the nature of the securities in the Fund Complex; and further

RESOLVED: That the Bond written by Federal Insurance Company, as discussed at this Meeting, is sufficient to protect the interests of the Fund Complex, and that the proper officers of the Institutional Fund and the Open-End Fund be, and each hereby is, authorized to obtain a Bond from Federal Insurance Company; and further

RESOLVED: That the Boards of Trustees, and by a separate vote, the Independent Trustees, hereby determine that the portion of the annual premium of $8,570 for the Bond covering the Fund Complex, issued by Federal Insurance Company, to be paid by the Institutional Fund and the Open-End Fund is fair and reasonable with respect to the Institutional Fund and the Open-End Fund, taking all factors considered by the Boards and Independent Trustees to be relevant, including those factors specified in paragraph (g) of Rule 17g-1 under the 1940 Act, and the payment by the Institutional Fund and the Open-End Fund of such portion of the annual premium for the Bond be, and hereby is, approved; and further

RESOLVED: That it is the finding of the Boards of Trustees that the joint participation of the Fund Complex in the Bond is in the best interests of the Institutional Fund and the Open-End Fund; and further

RESOLVED: That the Fund Complex participation in the Allocation of Fidelity Bond Premiums and Recoveries Agreement, as presented at this Meeting, is in the best interests of each Fund and the Open-end Fund; and further

RESOLVED: That David James be, and hereby is, authorized to file the Bond with the Securities and Exchange Commission and give the notices required under Paragraph (g) of Rule 17g-1 under the 1940 Act; and further

RESOLVED: That the proper officers be, and each hereby is, authorized to do any and all acts, in the name of the Funds and the Open-end Fund and on their behalf, as they, or any of them, may determine to be necessary or appropriate in furtherance of the previous resolutions.

Dated: December 2, 2015

/s/ David James
David James
Secretary